UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                FORM 11-K
               1  ANNUAL REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

             For the fiscal year ended December 31, 2000

                                     OR

                TRANSITION REPORT PURSUANT TO SECTION 15(d)
         OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

               For the transition period from          to

                    Commission File No:   0-16882

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                   THE COMMERCE GROUP, INC. 401(k) PLAN


  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         THE COMMERCE GROUP, INC.
                             211 Main Street
                            Webster, MA  01570

TABLE OF CONTENTS

                                                                                   Page
Report of Independent
Auditors........................................................................    1

Financial Statements:
  Statement of Net Assets Available for Benefits as of December 31, 2000........    2
  Statement of Net Assets Available for Benefits as of December 31, 1999 .......    3
  Statement of Changes in Net Assets Available for Benefits for the
     Year ended December 31, 2000 ..............................................    4
  Statement of Changes in Net Assets Available for Benefits for the Year Ended
    December 31, 1999...........................................................    5
  Statement of Changes in Net Assets Available for Benefits for the Period from
    September 1, 1998 (Date of Inception) through December 31, 1998.............    6
  Notes to Financial  Statements ...............................................    7

Supplemental Schedule as of December 31, 2000:
  Line 27a  -  Schedule of Assets Held for Investment Purposes..................   11

Consent of Independent
Auditors........................................................................   12

Signatures .....................................................................   13

REPORT OF INDEPENDENT AUDITORS


The Benefits Committee
The Commerce Group, Inc.

We have audited the accompanying statements of net assets available for benefits of The Commerce Group, Inc. 401(k) Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended and for the period from September 1, 1998 (date of inception) through December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended and for the period from September 1, 1998 (date of inception) through December 31, 1998, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


June 19, 2001

The Commerce Group, Inc. 401 (k) Plan
Statement of Net Assets Available for Benefits
December 31, 2000

                                                           Common                           Common
                                                          Stock of          Mutual        Collective
                                                          Employer          Funds            Trust
Assets:
  Investments, at fair value
    Merrill Lynch Fund:
        Self-Direct Brokerage (cost:  $38,807)..........                 $    38,807
  Cash..............................................

             Net assets available for benefits......    $          0     $    38,807      $         0





                                                         Contribution
                                                          Receivable         Cash            Total
Assets:
  Investments, at fair value
    Merrill Lynch Fund:
        Self-Direct Brokerage (cost:  $38,807)......                                      $    38,807
  Cash..............................................    $     91,785     $ 5,508,923        5,600,708

             Net assets available for benefits......    $     91,785     $ 5,508,923      $ 5,639,515












The accompanying notes are an integral part of these financial statements.

The Commerce Group, Inc. 401 (k) Plan
Statement of Net Assets Available for Benefits
December 31, 1999

                                                                                Common                        Common
                                                                                Stock of        Mutual      Collective
                                                                                Employer        Funds         Trust
Assets:
  Investments, at fair value
    Merrill Lynch Funds:
        Commerce Group, Inc. Common Stock Fund (cost:  $238,920)........       $ 237,017
        Retirement Preservation Trust (cost:  $272,023).................                                    $  272,023
        Corporate Bond Fund (cost:  $464,461)...........................                      $  447,424
        Capital Fund (cost:  $120,790)..................................                         113,846
        Basic Value Fund  (cost:  $502,800).............................                         492,702
        Global Allocation Fund (cost:  $103,002)........................                         103,938
        S & P 500 Index Fund (cost:  $371,014)..........................                         417,318
    MFS Massachusetts Investors Growth Stock Fund (cost:  $633,682).....                         771,229
    GAM International Fund (cost:  $400,493)............................                         471,736
    Lord Abbett Developing Growth Fund  (cost:  $616,727)...............                         820,321
  Cash..................................................................
  Accrued investment income.............................................

             Net assets available for benefits..........................       $ 237,017      $3,638,514    $  272,023


















The accompanying notes are an integral part of these financial statements.

3A

The Commerce Group, Inc. 401 (k) Plan
Statement of Net Assets Available for Benefits
December 31, 1999

                                                                                         Cash and Accrued
                                                                         Contribution       Investment
                                                                          Receivable          Income           Total
Assets:
  Investments, at fair value
    Merrill Lynch Funds:
        Commerce Group, Inc. Common Stock Fund (cost:  $238,920)....      $  1,560                          $  238,577
        Retirement Preservation Trust (cost:  $272,023).............         2,111                             274,134
        Corporate Bond Fund (cost:  $464,461).......................         3,709                             451,133
        Capital Fund (cost:  $120,790)..............................           859                             114,705
        Basic Value Fund  (cost:  $502,800).........................         3,767                             496,469
        Global Allocation Fund (cost:  $103,002)....................           841                             104,779
        S & P 500 Index Fund (cost:  $371,014)......................         2,812                             420,130
    MFS Massachusetts Investors Growth Stock Fund (cost:  $633,682).         4,627                             775,856
    GAM International Fund (cost:  $400,493)........................         3,415                             475,151
    Lord Abbett Developing Growth Fund  (cost:  $616,727)...........         5,341                             825,662
  Cash..............................................................                     $        18,579        18,579
  Accrued investment income.........................................                                 895           895

             Net assets available for benefits......................      $ 29,042       $        19,474    $4,196,070



















The accompanying notes are an integral part of these financial statements.

3B

The Commerce Group, Inc. 401 (k) Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2000

                                                                          Merrill Lynch Funds

                                                Commerce
                                                Group, Inc.       Retirement        Corporate
                                               Common Stock      Preservation         Bond          Capital
                                                   Fund             Trust             Fund            Fund
Additions to net assets
  attributed to:
    Dividends................................   $   25,040      $    18,861         $   31,172    $  17,394
    Other additions..........................          -                -                  -            -
                                                    25,040           18,861             31,172       17,394
    Participant contributions................      107,017          173,111            273,276       55,622
     Total additions.........................      132,057          191,972            304,448       73,016

Deductions  to net assets
  attributed to:
    Benefits paid to participants..........         39,460           22,919             39,113       15,742
    Net realized investment (gains) losses..        28,012              -                 (351)      18,404
    Net (appreciation) depreciation
     in fair value of investments:.........         (1,903)             -              (17,037)      (6,944)
       Total deductions....................         65,569           22,919             21,725       27,202

      Net increase before transfers..........       66,488          169,053            282,723       45,814

Transfers between funds at
    participants' election, net ............      (327,634)        (474,873)          (737,251)    (160,519)
Transfers from (to) other plans.............        22,569           31,686              3,395          -
      Net increase (decrease)...............      (238,577)        (274,134)          (451,133)    (114,705)

Net assets available for benefits
    at beginning of year....................       238,577          274,134            451,133      114,705
Net assets available for
    benefits at end of year..................   $        0      $         0         $        0    $       0
















The accompanying notes are an integral part of these financial statements.

4A

The Commerce Group, Inc. 401 (k) Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2000

                                                                              Merrill Lynch Funds
                                                                                                                     Merrill
                                                                           Global             S & P 500             Lynch
                                                    Basic Value           Allocation             Index           Self-Direct
                                                       Fund                 Trust                Fund             Brokerage
Additions to net assets attributed to:
    Dividends..............................       $  114,487            $   21,006           $    4,962          $      -
    Other additions........................              -                     -                    -                   694
                                                     114,487                21,006                4,962                 694
    Participant contributions..............          276,237                59,745              244,484                 -
     Total additions.......................          390,724                80,751              249,446                 694

Deductions  to net assets
  attributed to:
    Benefits paid to participants.........            43,171                14,186               54,244                 -
    Net realized investment (gains)
        losses.............................          132,419                13,544               27,794                 -
    Net (appreciation) depreciation
     in fair value of investments:.........          (10,098)                  936               46,304                 -
       Total deductions....................          165,492                28,666              128,342                 -

      Net increase before transfers.........         225,232                52,085              121,104                 694

Transfers between funds at
    participants' election, net ............        (742,454)             (156,864)            (570,299)             38,113
Transfers from (to) other plans.............          20,753                   -                 29,065                 -
      Net increase (decrease)...............        (496,469)             (104,779)            (420,130)             38,807
Net assets available for benefits
    at beginning of year....................         496,469               104,779              420,130                 -
Net assets available for
    benefits at end of year.................      $        0            $        0           $        0          $   38,807













The accompanying notes are an integral part of these financial statements.

4B

The Commerce Group, Inc. 401 (k) Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2000

                                                       MFS
                                                   Massachusetts                         Lord Abbett      Cash
                                                     Investors             GAM           Developing        and
                                                   Growth Stock       International       Growth       Contributions
                                                      Fund                Trust            Fund          Receivable       Total
Additions to net assets
  attributed to:
    Dividends...............................     $       91,533       $   105,446       $   31,293      $      -       $  461,194
    Other additions.........................                -                  -               -             2,012          2,706
                                                         91,533            105,446          31,293           2,012        463,900
    Participant contributions...............            377,031            245,487         385,926          91,785      2,289,721
     Total additions........................            468,564            350,933         417,219          93,797      2,753,621

Deductions  to net assets
  attributed to:
    Benefits paid to participants...........             82,275             45,847          93,914           7,523        458,394
    Net realized investment (gains) losses..             93,540            184,013         110,758             -          608,133
    Net (appreciation) depreciation
     in fair value of investments:..........            137,547             71,243         203,594             -          423,642
       Total deductions.....................            313,362            301,103         408,266           7,523      1,490,169

      Net increase before transfers.........            155,202             49,830           8,953          86,274      1,263,452

Transfers between funds at
    participants' election, net.............           (978,739)          (530,870)       (857,146)      5,498,536            -
Transfers from (to) other plans.............             47,681              5,889          22,531          (3,576)       179,993
      Net increase (decrease)...............           (775,856)          (475,151)       (825,662)      5,581,234      1,443,445

Net assets available for benefits
    at beginning of year....................            775,856            475,151         825,662          19,474      4,196,070
Net assets available for
    benefits at end of year.................      $           0        $         0       $       0      $5,600,708     $5,639,515

















The accompanying notes are an integral part of these financial statements.

4C

The Commerce Group, Inc. 401 (k) Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 1999

                                                                                 Merrill Lynch Funds

                                                        Commerce
                                                        Group, Inc.            Retirement         Corporate
                                                      Common Stock            Preservation           Bond           Capital
                                                          Fund                   Trust               Fund            Fund
Additions to net assets
  attributed to:
    Dividends..................................      $       6,896         $       8,716          $   17,185      $   11,676
    Net realized investment gains (losses).....               (645)                  -                  (649)           (422)
    Net appreciation (depreciation) in fair
      value of investments.....................            (13,694)                  -               (16,690)         (8,491)
   Other additions.............................                -                     -                   -               -
                                                            (7,443)                8,716                (154)          2,763
    Participant contributions..................            139,993               182,544             290,642          72,109

     Total additions...........................            132,550               191,260             290,488          74,872

Deductions  to net assets
  attributed to:
    Benefits paid to participants..............              4,779                10,256               9,170           1,715

      Net increase before transfers............            127,771               181,004             281,318          73,157

Transfers between funds at
    participants' election, net ...............             13,143                (8,847)             16,847          (7,655)
Transfers from other plans.....................             10,196                36,957              20,228           2,016
      Net increase.............................            151,110               209,114             318,393          67,518

Net assets available for benefits
    at beginning of year.......................             87,467                65,020             132,740          47,187
Net assets available for
    benefits at end of year....................      $     238,577         $     274,134           $ 451,133      $  114,705

















The accompanying notes are an integral part of these financial statements.

5A

The Commerce Group, Inc. 401 (k) Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 1999

                                                                           Merrill Lynch Funds
                                                                                                                       MFS
                                                                                                                  Massachusetts
                                                                               Global            S & P 500          Investors
                                                        Basic Value          Allocation           Index           Growth Stock
                                                            Fund                Trust             Fund                Fund
Additions to net assets
  attributed to:
    Dividends.................................         $    36,467           $  11,920         $    8,298         $       56,617
    Net realized investment gains (losses)....               1,445                 164                499                  5,316
    Net appreciation (depreciation) in fair
      value of investments.....................            (15,260)              1,484             39,635                122,361
   Other additions............................                 -                   -                3,013                    -
                                                            22,652              13,568             51,445                184,294
    Participant contributions.................             287,727              60,215            238,516                372,404

     Total additions..........................             310,379              73,783            289,961                556,698

Deductions to net assets
  attributed to:
    Benefits paid to participants.............               7,691               1,619              3,363                 22,170

      Net increase before transfers...........             302,688              72,164            286,598                534,528

Transfers between funds at
    participants' election, net ..............              23,209               6,795             18,740                 (9,382)
Transfers from other plans....................              44,958                 -               26,963                 57,309
      Net increase............................             370,855              78,959            332,301                582,455

Net assets available for benefits
    at beginning of year......................             125,614              25,820             87,829                193,401
Net assets available for
    benefits at end of year...................         $   496,469           $ 104,779         $  420,130         $      775,856


















The accompanying notes are an integral part of these financial statements.

5B

The Commerce Group, Inc. 401 (k) Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 1999

                                                                            Lord Abbett            Cash
                                                           GAM              Developing         and Accrued
                                                       International           Growth          Investment
                                                            Fund               Fund              Income            Total
Additions to net assets
  attributed to:
    Dividends....................................      $       -           $     19,523       $      691        $     177,989
    Net realized investment gains
       (losses)..................................           (2,580)               8,902              -                 12,030
    Net appreciation (depreciation) in fair
      value of investments.......................           65,760              168,871              -                343,976
   Other additions...............................              -                      7              -                  3,020
                                                            63,180              197,303              691              537,015
    Participant contributions....................          280,771              403,697              -              2,328,618

     Total additions.............................          343,951              601,000              691            2,865,633

Deductions  to net assets
  attributed to:
    Benefits paid to participants................           16,113               18,479          (14,712)              80,643

      Net increase before transfers..............          327,838              582,521           15,403            2,784,990

Transfers between funds at participants'
  election, net .................................          (26,882)             (25,968)             -                   -
Transfers from other plans.......................           40,709               51,728              175              291,239
      Net increase...............................          341,665              608,281           15,578            3,076,229

Net assets available for benefits
    at beginning of year.........................          133,486              217,381            3,896            1,119,841
Net assets available for
    benefits at end of year......................      $   475,151         $    825,662       $   19,474        $   4,196,070

















The accompanying notes are an integral part of these financial statements.

5C

The Commerce Group, Inc. 401 (k) Plan
Statement of Changes in Net Assets Available for Benefits
For the period from September 1, 1998 through December 31, 1998

                                                                                 Merrill Lynch Funds

                                                       Commerce
                                                      Group, Inc.          Retirement         Corporate
                                                     Common Stock        Preservation           Bond               Capital
                                                        Fund                 Trust              Fund                Fund
Additions to net assets
  attributed to:
    Dividends..................................   $        581          $        677         $      994           $      736
    Net realized investment gains
       (losses)................................             15                   -                   (1)                 -
    Net appreciation (depreciation) in fair
      value of investments.....................         11,791                   -                 (347)               1,547
                                                        12,387                   677                646                2,283
    Participant contributions..................         44,360               155,275             81,847               27,295

     Total additions...........................         56,747               155,952             82,493               29,578

Deductions  to net assets
  attributed to:
    Benefits paid to participants..............             94                    45                131                  -

      Net increase before transfers............         56,653               155,907             82,362               29,578

Transfers between funds at
    participants' election, net ...............          5,440               (95,590)            27,600                  -
Transfers from other plans.....................         25,374                 4,703             22,778               17,609
      Net increase.............................         87,467                65,020            132,740               47,187

Net assets available for benefits
    at beginning of period.....................            -                     -                  -                    -
Net assets available for
    benefits at end of period..................   $     87,467          $     65,020         $  132,740            $  47,187

















The accompanying notes are an integral part of these financial statements.

6A

The Commerce Group, Inc. 401 (k) Plan
Statement of Changes in Net Assets Available for Benefits
For the period from September 1, 1998 through December 31, 1998

                                                                           Merrill Lynch Funds
                                                                                                                     MFS
                                                                                                                 Massachusetts
                                                                           Global              S & P 500           Investors
                                                       Basic Value       Allocation              Index           Growth Stock
                                                          Fund              Fund                 Fund                Fund
Additions to net assets
  attributed to:
    Dividends.....................................     $    1,587        $  1,944           $    3,060           $    12,855
    Net realized investment gains
       (losses)...................................             24              (2)                  24                    43
    Net appreciation (depreciation) in fair
      value of investments........................          5,162            (548)               6,669                15,186
                                                            6,773           1,394                9,753                28,084
    Participant contributions.....................         85,145          23,677               63,288                98,847

     Total additions..............................         91,918          25,071               73,041               126,931

Deductions  to net assets
  attributed to:
    Benefits paid to participants.................            238             -                    269                   168

      Net increase before transfers...............         91,680          25,071               72,772               126,763

Transfers between funds at
    participants' election, net ..................         15,128             (40)                 288                15,721
Transfers from other plans........................         18,806             789               14,769                50,917
      Net increase................................        125,614          25,820               87,829               193,401

Net assets available for benefits
    at beginning of period........................            -               -                    -                     -
Net assets available for
    benefits at end of period.....................     $  125,614        $ 25,820           $   87,829           $   193,401

















The accompanying notes are an integral part of these financial statements.

6B

The Commerce Group, Inc. 401 (k) Plan
Statement of Changes in Net Assets Available for Benefits
For the period from September 1, 1998 through December 31, 1998


                                                                              Lord Abbett            Cash
                                                            GAM               Developing           and Accrued
                                                       International           Growth              Investment
                                                           Fund                 Fund                 Income              Total
Additions to net assets
  attributed to:
    Dividends..................................      $      -                $       -          $        204        $     22,638
    Net realized investment gains (losses).....               3                      534                 -                   640
    Net appreciation (depreciation) in fair
      value of investments.....................           5,483                   34,723                 -                79,666
                                                          5,486                   35,257                 204             102,944
    Participant contributions..................          92,362                  146,679                 -               818,775

     Total additions...........................          97,848                  181,936                 204             921,719

Deductions  to net assets
  attributed to:
    Benefits paid to participants..............             141                      278                (292)              1,072

      Net increase before transfers............          97,707                  181,658                 496             920,647

Transfers between funds at
    participants' election, net ...............          15,389                   16,064                 -                   -
Transfers from other plans.....................          20,390                   19,659               3,400             199,194
      Net increase.............................         133,486                  217,381               3,896           1,119,841

Net assets available for benefits
    at beginning of period.....................             -                        -                   -                   -
Net assets available for
     benefits at end of period..................     $  133,486              $   217,381        $      3,896        $  1,119,841

















The accompanying notes are an integral part of these financial statements.

6C

THE COMMERCE GROUP, INC. 401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2000
NOTE A - Description of Plan

1.   General

The Commerce Group, Inc. 401(k) Plan (the "Plan") was adopted by The Commerce Group, Inc. (the "Company") effective September 1, 1998. It is subject to many of the reporting and disclosure, minimum coverage, vesting, fiduciary responsibility and civil enforcement provisions of the Employee Retirement Income Security Act of 1974. The Plan is a voluntary retirement savings account which allows each participant to direct the investment of their account balances among options which include money market funds, self directed brokerage and mutual funds, one of which consists entirely of the common stock of the Company. No matching contributions are made by the Company to the Plan. The Plan may be amended and/or terminated by the Company at any time; however, no such event may adversely affect the rights of Participants in the Plan with respect to contributions made prior to the date of such event. All administrative expenses of the Plan are paid for by the Company.

On August 18, 2000, the Board of Directors of the Company (the "Board") voted to replace Merrill Lynch Trust Co., FSB ("Merrill Lynch") with Fidelity Management Trust Company ("Fidelity") as the Trustee of the Plan, effective January 1, 2001. The Board also amended the Plan by adopting the Fidelity Corporate Plan for Retirement also effective as of January 1, 2001. A blackout period, for the Month of December, 2000, was imposed on the Plan in order to facilitate the transfer. During this period, participants could not make any investment changes or additional contributions to Merrill Lynch. On November 16, 2000, the Plan Investment Committee approved moving investments held in the form of the Company's stock over to The Commerce Group, Inc. Employee Stock Ownership Plan ("ESOP") in the form of a KSOP amendment. The KSOP, which will be a component of the ESOP, will allow employees to participate in the purchase of Company stock on a pre-tax basis for their retirement. Fidelity prohibits company stock purchases in a 401(k) plan administered by them. Funds, other than Company stock, were cashed out and transferred to Fidelity effective January 1, 2001. As a result of the fact that Company stock will no longer be purchased as part of the Plan, the Company will no longer be required to file Form 11-K in the future.

2.  Investment Options Available to Plan Participants

The Company has a Trust Agreement with Merrill Lynch as Trustee, providing for the management, investment and reinvestment of Plan assets. The investment options available to Plan Participants are as follows:
a.   Commerce Group, Inc. Common Stock Fund - The fund invests
in the common stock of the Company.
b.   Merrill Lynch Retirement Preservation Trust - Seeks to
provide preservation of capital, liquidity and current income levels that are typically higher than those by money market funds.
c. Merrill Lynch Corporate Bond Fund - Seeks a high level of current income and as a secondary objective, the fund seeks capital appreciation.
d. Merrill Lynch Capital Fund - Seeks the highest total investment return consistent with prudent risk through a fully managed investment policy in equity, fixed income and convertible securities.
e. Merrill Lynch Basic Value Fund - Seeks capital appreciation and secondary income by investing primarily in large cap equities that appear to be undervalued.
f. Merrill Lynch Global Allocation Fund - Seeks high total investment return utilizing U.S. and foreign equity, fixed income and money market securities. The investment approach provides the fund with the opportunity to benefit from anticipated shifts in the relative performance of different types of securities and different markets.
g.   Merrill Lynch Self-Direct Brokerage - Enables the
participant to purchase and hold investments that are not offered as part of the Plan's core investment options.
h. Merrill Lynch S&P 500 Index Fund - The fund is a passive mutual fund which invests in the largest 500 U.S. publicly traded companies.
i. MFS Massachusetts Investors Growth Stock Fund - Seeks long-term growth of capital through companies believed to have better than average long-term growth potential. Emphasis is placed on high-quality companies with characteristics such as: strong management, history of consistent long-term earnings growth and market leadership.
j.    GAM International Fund - Seeks long-term capital
appreciation primarily in equity securities in foreign countries, focusing on Canada, the United Kingdom, continental Europe and the Pacific Basin.
k. Lord Abbett Developing Growth Fund - Seeks to provide long-term capital appreciation by primarily investing in the stocks of small companies with above average long-term rates, strong management, undervalued assets and companies with exciting prospects.
7

THE COMMERCE GROUP, INC. 401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2000

NOTE A - Description of Plan (continued)

3.  Eligibility

Employees of the Company become eligible to participate in the Plan after (1) three months of service with the Company, and,
(2) upon attaining 18 years of age (changed from 21 years of age effective December 31, 1998). Employees cease to be eligible to participate in the Plan upon termination of their employment with the Company.

4.  Contributions

Eligible employees may contribute a portion of their pay to the Plan on a tax deferred basis, so that the eligible employee is not taxed on the money they contribute until funds are distributed. Eligible employees are allowed to contribute from 1% up to a maximum of 15% of their covered compensation, subject to annual maximum limits imposed by the Internal Revenue Service. Eligible employees may also contribute up to 100% of their pretax cash bonus which they may be eligible to receive twice yearly or the same percentage as is applied to their regular pay, also subject to a maximum dollar amount on all contributions allowable by the Internal Revenue Code. Eligible employees may also make rollover contributions under the Plan from another qualified plan or an individual retirement account. The Company does not match employee contributions.

5.  Vesting

Because participants' account balances consist solely of amounts they have deferred from their own compensation (and the investment income derived therefrom) participating employees are 100% vested in their accounts at all times.

6.  Distributions

Participating employees may withdraw funds from the Plan prior to retirement only in the circumstance of a demonstrated financial hardship. Upon termination of employment for reasons other than death, disability or retirement, former participants may also request an eligible rollover distribution.

7.  Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 4, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

8.  Risks and Uncertainties

The Plan provides for various investment options in registered investment companies. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with investment securities, it is reasonably possible that changes in their values will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits.

THE COMMERCE GROUP, INC. 401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2000

Note B - Significant Accounting Policies

1.  Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis. All expenses associated with the administration of the Plan, with the exception of the charge for partial or total distribution from a participating employee's account, are paid directly by the Company and accordingly, are not reflected in the accompanying statements.

2.  Valuation of Investments

The Plan's investments, including the common stock of the Company, are stated at fair value, based on quoted market prices. The shares of the registered investment companies are valued at quoted market prices, which represent the net asset values of the shares held by the Plan at December 31, 1999 and 2000. The Merrill Lynch Retirement Preservation Trust is valued at cost, which approximates fair value.

3.  Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note C - Investments

Accumulated unrealized gains at December 31, 2000 and 1999 and the net increase (decrease) in unrealized gains in 1999 and 2000 were as follows:

       Unrealized gains at December 31, 1998..............................      $   79,666
       Unrealized gains at December 31, 1999..............................         423,642
                    Net increase in unrealized gains......................       $ 343,976

       Unrealized gains at December 31, 1999..............................       $ 423,642
       Unrealized gains at December 31, 2000..............................               0
                     Net decrease in unrealized gains.....................       $(423,642)

The proceeds from sales of investments, the cost of investments sold and net realized investment gains (losses) determined on an average cost basis were as follows:

                                Proceeds            Cost of              Net Realized
                                  From            Investments             Investment
                                 Sales          Sold/Transferred        Gains(Losses)

Year ended December 31, 2000
 Common stock of employer...   $   433,301         $   461,313             $   (28,012)
 Common/Collective trust...        656,657             656,657                       0
 Mutual funds..............      5,328,088           5,908,209                (580,121)
                Total......    $ 6,418,046         $ 7,026,179             $  (608,133)

Year ended December 31, 1999
 Common stock of employer...   $     6,662         $     7,307             $      (645)
 Common/Collective trust....        43,811              43,811                       0
 Mutual funds...............       222,497             209,822                  12,675
             Total..........   $   272,970         $   260,940             $    12,030

9

THE COMMERCE GROUP, INC. 401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2000

Note D - American Commerce Insurance Company 401(k) Plan

On January 29, 1999, the Company, in a joint venture with AAA
Southern New England, acquired Automobile Club Insurance Company, whose name was changed to American Commerce Insurance Company ("American Commerce") upon completion of the acquisition.

American Commerce maintained a separate 401(k) plan for the benefit of substantially all of its employees. Subsequent to December 31, 1999, the Directors of American Commerce voted to merge the American Commerce 401(k) plan with the Company's Plan on January 1, 2001.

THE COMMERCE GROUP, INC. 401(k) PLAN
EIN NO.:  04-2599931      Plan No:  002
Line 27a - Schedule of Assets Held for Investment Purposes
December 31, 2000


                                        Units/                                  Current
   Investments                         Shares               Cost                 Value
Merrill Lynch Funds:
Self-Direct Brokerage.............    38,807             $38,807              $38,807
              Total Investments.....    38,807             $38,807              $38,807

CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-62367) pertaining to The Commerce Group, Inc. 401(k) Plan of our report dated June 19, 2001, with respect to the financial statements and schedule of The Commerce Group, Inc. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.






Boston, Massachusetts
June 27, 2001

SIGNATURES


The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 27, 2001


                          THE COMMERCE GROUP, INC. 401(k) PLAN

                         By
                             Randall V. Becker


                         By
                            (Randall V. Becker)
                            Treasurer and Chief Accounting Officer